UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ASV HOLDINGS, INC.

(Exact name of the registrant as specified in its charter)

DELAWARE	001-38089	82-1501649
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

840 LILY LANE, GRAND RAPIDS, MN	55744
(Address of principal executive offices)	(Zip code)

ANDREW ROOKE (218)-327-3434

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

ITEM 1.01 – Conflicts Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with Section 1502 of the Dodd-Frank Financial Reform and Consumer Protection Act (the “Act”) and Rule 13p-1 under the Securities and Exchange Act of 1934 (the “Rule”), ASV Holdings, Inc. (the “Company”) has determined that it is subject to the reporting requirements under the Act and the Rule and that certain product that the Company contracted to manufacture during the fiscal year ended December 31, 2018 contain “conflict minerals”.

The Company undertook a reasonable country of origin inquiry (“RCOI”) with respect to the conflict minerals used in the production of the Company’s products and has determined in good faith that for the fiscal year ended December 31, 2018:

•

the Company has manufactured or contracted to manufacture products as to which conflict minerals, including tin, tungsten, tantalum and/or gold (herein referred to as 3TG’s) are necessary to the functionality or production of such products.

•

Based on its RCOI and additional due diligence measures, the Company knows or has reason to believe that a portion of its necessary 3TG’s originated or may have originated in the Democratic Republic of the Congo or an adjoining country (collectively, sometimes referred to as the “Covered Countries”) and knows or has reason to believe that those necessary 3TG’s may not be from recycled or scrap sources.

The Company’s RCOI employed a combination of measures to determine whether the necessary 3TG’s in the Company’s products originated from the Covered Countries.  The Company’s primary means of determining country of origin of necessary 3TG’s was by conducting a supply chain survey with direct suppliers using the RBA-GeSI (Responsible Business Alliance – Global E-Sustainability Initiative) conflict minerals reporting template, version 5 or higher.

In accordance with the Rule, the Company has filed this Specialized Disclosure Form on Form SD and the associated Conflict Minerals Report for the year ended December 31, 2018 (the “Conflict Minerals Report”) and both reports are posted to the Company’s web site at www.asvi.com.  Information on the Company’s website is not and should not be considered part of, nor is it incorporated by reference into, this Form SD.

ITEM 1.02 – Exhibit

The Company has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ASV HOLDINGS, INC.

(Registrant)

/s/ Andrew Rooke	May 31, 2019
Andrew Rooke Chief Executive Officer	(Date)